UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BioClinica, Inc.

(Name of Subject Company (Issuer))

BC Acquisition Corp. (Offeror)

BioCore Holdings, Inc. (Parent of Offeror)

JLL Partners Fund VI, L.P. (Sponsor)

(Names of Filing Persons)

Common Stock, par value $0.00025 per share

(Title of Class of Securities)

09071B 100

(CUSIP Number of Class of Securities)

BC Acquisition Corp.

BioCore Holdings, Inc.

JLL Partners Fund VI, L.P.

c/o JLL Partners, Inc.

450 Lexington Avenue, 31st Floor

New York, NY 10017

Attention: Daniel Agroskin

Tel: (212) 286-8600

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Pincus, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

P.O. Box 636

Wilmington, Delaware 19899-0636

(302) 651-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$124,987,361.00	$17,048.28

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $7.25 (i.e., the tender offer price) and (y) 17,239,636, the estimated maximum number of shares of BioClinica common stock to be acquired in the tender offer.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012 by multiplying the transaction value by 0.0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by BC Acquisition Corp. (the “Purchaser”), a Delaware corporation and direct wholly-owned subsidiary of BioCore Holdings, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of Common Stock, par value $0.00025, of BioClinica, Inc., a Delaware corporation (“BioClinica”), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.00025 per share, of BioClinica (collectively, the “Shares”) at a price of $7.25 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference with respect to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided therein. Purchaser and Parent are affiliates of JLL Partners Fund VI, L.P. (the “Sponsor”). This Schedule TO is being filed on behalf of the Purchaser, Parent and the Sponsor.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is BioClinica, Inc., a Delaware corporation. Its principal executive office is located at 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940 and its telephone number is (267) 757-3000.

(b) This Schedule TO relates to BioClinica’s Shares. According to BioClinica, as of January 25, 2013, there were (i) approximately 15,685,671 Shares issued and outstanding, and (ii) approximately 1,553,965 Shares reserved for issuance under BioClinica’s equity incentive plans with respect to outstanding options.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The entities filing this Schedule TO are Purchaser, Parent and the Sponsor. Each of Purchaser’s, Parent’s and the Sponsor’s principal executive office is located at c/o JLL Partners, Inc., 450 Lexington Avenue, 31st Floor, New York, New York 10017, and the telephone number of each is (212) 286-8600. The information set forth in Section 9 (“Certain Information Concerning Purchaser, Parent, Intermediate Holdco, Holdco and the Sponsor”) of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 8 (“Certain Information Concerning BioClinica”), Section 9 (“Certain Information Concerning Purchaser, Parent, Intermediate Holdco, Holdco and the Sponsor”), Section 10 (“Background of the Offer; Contacts with BioClinica”) and Section 11 (“Purpose of the Offer and Plans for BioClinica; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (3-7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”), Section 11 (“Purpose of the Offer and Plans for BioClinica; Summary of the Merger Agreement and Certain Other Agreements”) and Section 14 (“Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.

(c)(2) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Not applicable.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 16 (“Fees and Expenses”) and Section 10 (“Background of the Offer; Contacts with BioClinica”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

(a)	the consideration offered consists solely of cash;

(b)	the Offer is not subject to any financing condition; and

(c)	the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in Section 10 (“Background of the Offer; Contacts with BioClinica”) and Section 11 (“Purpose of the Offer and Plans for BioClinica; Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) of the Offer to Purchase is incorporated by reference.

(a)(5) The information set forth in Section 15 (“Certain Legal Matters”) of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated February 11, 2013

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Joint Press Release dated January 30, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on January 30, 2013)

(a)(1)(H)	Form of Summary Advertisement, published February 11, 2013 in The New York Times

(a)(1)(I)	Joint Press Release dated February 11, 2013

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of January 29, 2013, among Parent, Purchaser and BioClinica (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BioClinica with the Securities and Exchange Commission on January 30, 2013)

(d)(2)	Non-Disclosure Agreement, dated as of October 15, 2012, between BioClinica and JLL Partners, Inc.

(d)(3)	Letter Agreement re: Non-Disclosure Agreement, dated as of January 3, 2013, between BioClinica and JLL Partners, Inc.

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

BC ACQUISITION CORP.

By:	/s/ Michel Lagarde
Name: Michel Lagarde
Title: President

BIOCORE HOLDINGS, INC.

By:	/s/ Michel Lagarde
Name: Michel Lagarde
Title: President

JLL PARTNERS FUND VI, L.P.

By:	JLL Associates VI, L.P., its general partner

By:	JLL Associates G.P. VI, L.L.C., its general partner

By:	/s/ Paul S. Levy
Name: Paul S. Levy
Title: Managing Member

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 11, 2013

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)	Joint Press Release dated January 30, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission on January 30, 2013)

(a)(1)(H)	Form of Summary Advertisement, published February 11, 2013 in The New York Times

(a)(1)(I)	Joint Press Release dated February 11, 2013

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Not applicable

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of January 29, 2013, among Parent, Purchaser and BioClinica (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BioClinica with the Securities and Exchange Commission on January 30, 2013)

(d)(2)	Non-Disclosure Agreement, dated as of October 15, 2012, between BioClinica and JLL Partners, Inc.

(d)(3)	Letter Agreement re: Non-Disclosure Agreement, dated as of January 3, 2013, between BioClinica and JLL Partners, Inc.

(g)	Not applicable

(h)	Not applicable